STATEMENT OF INVESTMENTS
Dreyfus Growth Opportunity Fund, Inc.
November 30, 2007 (Unaudited)

Common Stocks--96.4%	Shares	Value ($)
Computer Software & Services--7.1%		
Apple	38,130 a	6,948,049
Microsoft	264,910	8,900,976
		15,849,025
Consumer Discretionary--11.5%		
Best Buy	32,400	1,654,020
Carnival	48,160	2,172,979
Central European Media		
Enterprises, Cl. A	17,700 a	1,941,867
Costco Wholesale	31,500	2,123,100
Discovery Holding, Cl. A	55,500 a	1,357,530
Gap	109,900	2,241,960
Gildan Activewear	47,200 a	1,800,208
International Game Technology	49,700	2,169,902
Marriott International, Cl. A	58,740	2,202,750
News, Cl. A	102,200	2,153,354
O'Reilly Automotive	48,800 a	1,603,568
Omnicom Group	33,720	1,643,850
Phillips-Van Heusen	28,200	1,196,244
Ross Stores	52,700	1,390,226
		25,651,558
Consumer Staples--10.0%		
Altria Group	67,500	5,235,300
Cadbury Schweppes, ADR	43,100	2,222,667
Colgate-Palmolive	35,300	2,826,824
ConAgra Foods	58,800	1,471,176
Dean Foods	85,100	2,122,394
PepsiCo	61,460	4,743,483
Wal-Mart Stores	77,470	3,710,813
		22,332,657
Energy--7.6%		
Cameron International	22,200 a	2,069,706
Exxon Mobil	34,200	3,049,272
Marathon Oil	28,200	1,576,380
National Oilwell Varco	25,700 a	1,751,455
Noble	22,400	1,167,712
Schlumberger	28,900	2,700,705
Sunoco	14,100	946,110
Transocean	12,636	1,734,785
XTO Energy	31,900	1,972,058
		16,968,183
Financial--6.1%		
Ameriprise Financial	18,600	1,091,634
Capital One Financial	14,850	791,654
Franklin Resources	11,100	1,367,298
Goldman Sachs Group	10,400	2,357,056
JPMorgan Chase & Co.	48,200	2,198,884
MetLife	23,100	1,515,129
SLM	31,540	1,201,043
T. Rowe Price Group	50,480	3,103,510
		13,626,208
Health Care--16.9%		
Abbott Laboratories	61,010	3,508,685
Aetna	34,880	1,949,094

Allergan	21,250	1,424,600
Amgen	38,700 a	2,138,175
Baxter International	27,000	1,616,490
Celgene	18,020 a	1,109,131
Cerner	19,140 a	1,143,615
Covance	11,870 a	1,036,607
Express Scripts	31,550 a	2,137,513
Genentech	21,500 a	1,639,375
Gilead Sciences	50,740 a	2,361,440
Health Net	22,800 a	1,107,624
Henry Schein	26,600 a	1,573,390
Johnson & Johnson	43,200	2,926,368
Merck & Co.	78,800	4,677,568
Psychiatric Solutions	43,100 a	1,574,443
Schering-Plough	79,020	2,473,326
St. Jude Medical	25,200 a	1,001,700
Thermo Fisher Scientific	25,100 a	1,446,764
VCA Antech	25,680 a	1,053,650
		37,899,558
Industrials--10.5%		
3M	25,030	2,083,998
Danaher	22,300	1,936,086
Emerson Electric	44,740	2,551,075
European Aeronautic Defence and Space	85,800	2,755,345
General Electric	138,700	5,310,823
Goodrich	53,700	3,828,273
Honeywell International	25,300	1,432,486
Raytheon	24,500	1,515,325
Waste Management	63,900	2,193,048
		23,606,459
Information Technology--20.3%		
Adobe Systems	59,000 a	2,486,260
American Tower, Cl. A	24,600 a	1,120,284
Autodesk	33,630 a	1,583,637
Automatic Data Processing	35,700	1,608,642
Cisco Systems	224,380 a	6,287,128
Electronic Arts	35,200 a	1,977,888
Google, Cl. A	8,250 a	5,717,250
Hewlett-Packard	101,600	5,197,856
Intel	261,400	6,817,312
McAfee	64,100 a	2,496,695
NVIDIA	50,160 a	1,582,046
Oracle	139,440 a	2,813,899
QUALCOMM	83,200	3,392,896
Texas Instruments	73,420	2,317,869
		45,399,662
Materials--5.1%		
Celanese, Ser. A	54,700	2,170,496
Cytec Industries	30,900	1,895,406
Freeport-McMoRan Copper & Gold	24,100	2,384,213
Monsanto	26,300	2,613,431
Praxair	28,100	2,399,178
		11,462,724
Utilities--1.3%		
Constellation Energy Group	14,600	1,463,066
Public Service Enterprise Group	15,300	1,464,822
		2,927,888
Total Common Stocks		
(cost $178,998,179)		**215,723,922**

Other Investment--5.1%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $11,494,000)	11,494,000 [b]	**11,494,000**
Total Investments (cost $190,492,179)	**101.5%**	**227,217,922**
Liabilities, Less Cash and Receivables	**(1.5%)**	**(3,381,946)**
Net Assets	**100.0%**	**223,835,976**

ADR - American Depository Receipts

a Non-income producing security.

b Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.